Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-132370 and 333-132370-01

Equity First

Performance First

[GRAPHIC]

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2007 – MTNDD075, Subject to Completion, Dated February 16, 2007)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

ELKS®

____________________________________________________

             Equity LinKed Securities

% Per Annum

ELKS Based Upon the

Common Stock of Intel Corporation

Due 2008

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

February 16, 2007

2	ELKS

ELKS®

Based Upon the Common Stock of

Intel Corporation

Equity LinKed Securities due 2008

This offering summary represents a summary of the terms and conditions of the ELKS. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in “Preliminary Terms” below.

Overview of the ELKS®

Equity LinKed Securities, or ELKS®, are equity-linked investments that offer current income as well as limited protection against the decline in the price of the common stock on which the ELKS are based. The ELKS Based Upon the Common Stock of Intel Corporation have a maturity of approximately one year and are issued by Citigroup Funding Inc. Some key characteristics of the ELKS include:

O

Periodic Fixed Coupons. The ELKS pay a fixed coupon, with a yield greater than both the current dividend yield of Intel common stock and the yield that would be payable on a conventional debt security of the same maturity issued by Citigroup Funding. The ELKS will pay a semi-annual coupon equal to approximately 8% to 9% per annum (to be determined on the Pricing Date).

O

No Principal Protection. While the ELKS provide limited protection against the decline in the price of Intel common stock, ELKS are not principal protected. For each ELKS you hold at maturity, you will receive either (a) a fixed number of shares of Intel common stock equal to the Share Ratio (or, if you elect, the cash value of those shares based on the closing price of Intel common stock on the third trading day before maturity), if the price of Intel common stock declines by approximately 20% (to be determined on the Pricing Date) or more at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), or (b) $10 in cash. Thus, if you receive shares of Intel common stock at maturity (or, if you elect, the cash value of those shares) and the price of Intel common stock at maturity (or on the third trading day before maturity if you elect to receive the cash value of those shares) is less than the Initial Share Price, the amount you receive at maturity for each ELKS will be less than the price paid for each ELKS and could be zero.

O

No Participation in the Growth Potential of the Underlying Stock. In return for receiving the fixed coupon and limited protection against a decline in the price of Intel common stock, you give up participation in any increase in the price of Intel common stock during the term of the ELKS (except in limited circumstances). Also, you will not receive dividends or other distributions, if any, paid on Intel common stock.

ELKS	3

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

Types of Investors

The ELKS may be an attractive investment for investors seeking relatively high current income who are also willing to accept risk to the principal invested, including:

O	Income oriented equity investors

O	Investors with moderate return expectations for Intel common stock who also seek limited protection against loss

O	Current or prospective holders of Intel common stock

O	Investors in convertible securities who are willing to risk principal

4	ELKS

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Equity LinKed Securities (ELKS®) Based Upon the Common Stock of Intel Corporation
Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup guarantee; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest
Principal Protection:	None
Principal Amount Issued:	$
Pricing Date:	, 2007
Issue Date:	Three business days after the Pricing Date
Valuation Date:	Three business days before the Maturity Date
Maturity Date:	Approximately one year from the Issue Date
Underlying Stock:	Common Stock of Intel Corporation (Nasdaq: “INTC”)
Issue Price:	$10 per ELKS
Coupon:	Approximately 8% to 9% per annum (to be determined on the Pricing Date), paid semi-annually
Amount To Be Received at Maturity:

For each $10 ELKS:

(1) a number of shares of the Underlying Stock equal to the Share Ratio (or, if you exercise your Cash Election Right, the cash value of those shares based on the closing price of the Underlying Stock on the third trading day before maturity), if the trading price of the Underlying Stock any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day) declines by approximately 20% (to be determined on the Pricing Date) or more, or

(2) $10 in cash

Cash Election Right:

You may elect to receive from Citigroup Funding for each ELKS you hold on the Maturity Date the cash value of the shares of Intel common stock you would otherwise be entitled to at maturity. If you elect to exercise the Cash Election Right you must provide timely notice of your election to your broker so that your broker can provide notice of your election to the trustee and the paying agent for the ELKS no sooner than 20 business days before the Maturity Date and no later than 5 business days before the Maturity Date.

You should refer to the section “Description of the ELKS – Determination of the Amount to be Received at Maturity” in the preliminary pricing supplement related to this offering for more information about the Cash Election Right.

Share Ratio:	A number of shares of the Underlying Stock per ELKS equal to $10 divided by the Initial Share Price (actual ratio to be determined on the Pricing Date)
Initial Share Price:	The closing price of the Underlying Stock on the Pricing Date
Listing:	Application will be made to list the ELKS on the American Stock Exchange under the symbol “EIK.”
Agent’s Discount:	2.25%
Calculation Agent:	Citigroup Global Markets Inc.

ELKS	5

Benefits of the ELKS

O

Current Income.    The ELKS pay a semi-annual coupon with a yield set at a rate that is currently greater than both the anticipated dividend yield on the Underlying Stock and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

O

Protection Against Loss in Limited Circumstances.    At maturity, you will receive your original investment in the ELKS even if the price of the Underlying Stock has declined from the Initial Share Price, as long as the price does not decline below the predetermined percentage at any time (including intra-day) during the term of the ELKS. In this case, you will not suffer the same loss that a direct investment in the Underlying Stock would produce. However, if at any time (including intra-day) during the term of the ELKS, the Underlying Stock has declined by the predetermined percentage or more, the amount you receive at maturity may be less than your initial investment and could be zero.

Key Risk Factors for the ELKS

An investment in the ELKS involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the ELKS” section of the preliminary pricing supplement related to this offering for a full description of risks.

O

Potential for Loss.    The amount you will receive at maturity on the ELKS will depend on the price of the Underlying Stock during the term of the ELKS. If, at any time during the term of the ELKS (including intra-day), the price of the Underlying Stock declines from the Initial Share Price by the predetermined percentage or more, and the price of the Underlying Stock at maturity (or the closing price on the Valuation Date if you elect to receive the cash value of the Share Ratio) is less than the Initial Share Price, the amount you receive at maturity will be less than your initial investment in the ELKS and could be zero.

O

Appreciation May Be Limited.    You will not participate in any appreciation in the price of the Underlying Stock, and the return on the ELKS will be limited to the coupon payable on the ELKS, unless (i) the price of the Underlying Stock at any time (including intra-day) during the term of the ELKS declines from the Initial Share Price by the predetermined percentage or more and (ii) the price of the Underlying Stock at maturity (or the closing price on the Valuation Date if you elect to receive the cash value of the Share Ratio) is greater than the Initial Share Price. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Stock, or on a direct investment in the Underlying Stock, if the price of the Underlying Stock at maturity (or on the Valuation Date) is significantly greater than the Initial Share Price but you do not receive shares of the Underlying Stock (or the cash value of those shares) at maturity.

O

Potential for a Lower Comparative Yield.    If the price of the Underlying Stock declines by the predetermined percentage or more at any time (including intra-day) during the term of the ELKS and the closing price of the Underlying Stock at maturity (or the closing price on the Valuation Date if you elect to receive the cash value of the Share Ratio) is less than the Initial Share Price, which will result in your receiving Underlying Stock (or cash at your election) with a value that is less than the principal amount of your ELKS, the effective

6	ELKS

yield on the ELKS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding with a comparable maturity.

O

Relationship to the Underlying Stock.    You will have no rights against the issuer of the Underlying Stock even though the market value of the ELKS and the amount you will receive at maturity depend on the price of the Underlying Stock. The issuer of the Underlying Stock is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive dividends or other distributions, if any, with respect to the Underlying Stock unless and until you receive shares of the Underlying Stock at maturity.

O

Secondary Market.    Citigroup Funding will apply to list the ELKS on the American Stock Exchange, but a secondary market may not develop or continue for the term of the ELKS. Although Citigroup Global Markets intends to make a market in the ELKS, it is not obligated to do so.

O

Resale Value of the ELKS May be Lower Than Your Initial Investment.    Due to, among other things, changes in the price of and dividend yield on the Underlying Stock, interest rates, the earnings performance of the issuer of the Underlying Stock, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the ELKS may trade, if at all, at prices below their initial issue price of $10 per ELKS. You could receive substantially less than the amount of your initial investment if you sell your ELKS prior to maturity.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying Stock or other instruments, such as options, swaps or futures, based upon the Underlying Stock by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the ELKS may result in a conflict of interest.

O	Citigroup Credit Risk. The ELKS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the ELKS.

Intel Corporation

According to publicly available documents, Intel Corporation is the world’s largest semiconductor chip maker, developing advanced integrated digital technology platforms for the computing and communications industries. Intel’s products include chips, boards and other semiconductor components that are the building blocks integral to computers, servers, and networking and communications products. Intel Corporation is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Intel Corporation files reports (including its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006) and other information with the SEC. Intel Corporation’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov or may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary—Where You Can Find More Information” in the prospectus related to this offering.

ELKS	7

Neither Citigroup Funding nor Citigroup has participated in the preparation of Intel Corporation’s publicly available documents and has not made any due diligence investigation or inquiry of Intel Corporation in connection with the offering of the ELKS. No representation is made that the publicly available information about Intel Corporation is accurate or complete.

The common stock of Intel Corporation is listed on Nasdaq under the symbol “INTC.” According to Intel’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, as of October 27, 2006, there were 5.766 billion shares of common stock outstanding. Historical high and low sale prices for Intel common stock and the dividends paid on such common stock for each quarter since the first quarter of 2002 are included in the preliminary pricing supplement related to this offering under “Historical Data on the Common Stock of Intel Corporation” The following graph sets forth the daily closing price of Intel common stock, as reported on Nasdaq from January 2, 2002 to February 15, 2007. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of Intel common stock are not indicative of future Intel common stock closing prices. This graph does not reflect intra-day pricing.

The closing price of Intel common stock on February 15, 2007 was $21.31.

The ELKS represent obligations of Citigroup Funding only. Intel Corporation is not involved in any way in this offering and has no obligations relating to the ELKS or to holders of the ELKS.

8	ELKS

What You Could Receive at Maturity—Hypothetical Examples

The six examples of hypothetical maturity payment calculations set forth below are based on the following assumptions:

O	Issue Price: $10.00 per ELKS

O	Coupon: 8.50% per annum, payable semi-annually ($0.85 per ELKS total)

O	Initial Share Price: $21.51 per share of Intel common stock

O	Annualized current dividend yield of Intel common stock: 2.09%

O	Share Ratio: 0.46490 shares of Intel common stock per ELKS

O

At maturity, whether investors receive Intel common stock or their initial investment ($10.00 per ELKS) depends on whether Intel common stock has declined by 20% or more to $17.21 or less at any time (whether intra-day or at the close of trading on any day) during the term of the ELKS.

O	When applicable, the holder of the ELKS will not elect to receive the cash value of the shares of Intel common stock equal to the Share Ratio.

O	The closing price of Intel common stock on the Valuation Date is the same as the closing price on the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you will receive at maturity will depend on the actual Initial Share Price, the percentage decline from the Initial Share Price which will cause you to receive a fixed number of shares of Intel common stock at maturity (or the cash value of those shares at your election) instead of $10 and the change in the price of Intel common stock from the Initial Share Price during the term of the ELKS.

Additionally, if you elect to receive the cash value of the shares of Intel common stock equal to the Share Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the closing price of Intel common stock on the Valuation Date. This amount will not change from the amount fixed on the Valuation Date, even if the closing price of Intel common stock changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of shares of Intel common stock at maturity equal to the Share Ratio, the value of those shares at maturity will be different than the value of those shares on the Valuation Date if the closing price of Intel common stock changes from the Valuation date to maturity.

Example 1: The lowest trading price of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $17.32 per share, which is not less than or equal to 80% of the Initial Share Price, and the closing price of Intel common stock at maturity is $17.32 per share, which is less than the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Return on Intel common stock (excluding cash dividend payments): –19.50%

Return on ELKS (excluding coupon payment): 0.00%

Return on Intel common stock (including cash dividend payments): –17.41%

Return on ELKS (including coupon payment): 8.50%

ELKS	9

Example 2: The lowest trading price of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $17.32 per share, which is not less than or equal to 80% of the Initial Share Price, and the closing price of Intel common stock at maturity is $21.51 per share, which is equal to the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Return on Intel common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payment): 0.00%

Return on Intel common stock (including cash dividend payments): 2.09%

Return on ELKS (including coupon payment): 8.50%

Example 3: The lowest trading price of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $17.32 per share, which is not less than or equal to 80% of the Initial Share Price, and the closing price of Intel common stock at maturity is $25.81 per share, which is greater than the Initial Share Price.

Amount received at maturity (excluding coupon payment): $10.00 per ELKS

Return on Intel common stock (excluding cash dividend payments): 20.00%

Return on ELKS (excluding coupon payment): 0.00%

Return on Intel common stock (including cash dividend payments): 22.09%

Return on ELKS (including coupon payment): 8.50%

Example 4: The lowest trading price of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $14.30 per share, which is less than or equal to 80% of the Initial Share Price, and the closing price of Intel common stock at maturity is $18.28 per share, which is less than the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.46490 shares of Intel common stock (the hypothetical Share Ratio) per ELKS having a market value at maturity of $8.50.

Return on Intel common stock (excluding cash dividend payments): –15.00%

Return on ELKS (excluding coupon payment): –15.00%

Return on Intel common stock (including cash dividend payments): –12.91%

Return on ELKS (including coupon payment and the cash or market value of the Intel common stock): –6.50%

Example 5: The lowest trading price of shares of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $14.30 per share, which is less than or equal to 80% of the Initial Share Price, and the closing price of Intel common stock at maturity is $21.51 per share, which is equal to the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.46490 shares of Intel common stock (the hypothetical Share Ratio) per ELKS having a market value at maturity of $10.00.

Return on Intel common stock (excluding cash dividend payments): 0.00%

Return on ELKS (excluding coupon payment): 0.00%

Return on Intel common stock (including cash dividend payments): 2.09%

Return on ELKS (including coupon payment and the cash or market value of the Intel common stock): 8.50%

10	ELKS

Example 6: The lowest trading price of shares of Intel common stock at any time after the Pricing Date up to and including the Valuation Date is $14.30 per share, which is less than or equal to 80% of the Initial Share Price, and the closing price of Intel common stock at maturity is $23.66 per share, which is greater than the Initial Share Price.

Amount received at maturity (excluding coupon payment): 0.46490 shares of Intel common stock (the hypothetical Share Ratio) per ELKS having a market value at maturity of $11.00.

Return on Intel common stock (excluding cash dividend payments): 10.00%

Return on ELKS (excluding coupon payment): 10.00%

Return on Intel common stock (including cash dividend payments): 12.09%

Return on ELKS (including coupon payment and the cash or market value of the Intel common stock): 18.50%

ELKS	11

Summary Chart of Hypothetical Examples

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Hypothetical Initial Share Price (per share)	$21.51	$21.51	$21.51	$21.51	$21.51	$21.51
80% of Hypothetical Initial Share Price (per share)	$17.21	$17.21	$17.21	$17.21	$17.21	$17.21
Hypothetical Lowest Trading Price (per share)	$17.32	$17.32	$17.32	$14.30	$14.30	$14.30
Is the Hypothetical Lowest Trading Price less than or equal to 80% of the Hypothetical Initial Share Price?	No	No	No	Yes	Yes	Yes
Will 0.46490 shares (the Hypothetical Share Ratio) of Intel common stock be delivered at Maturity?	No	No	No	Yes	Yes	Yes
Hypothetical Closing Price at Maturity (per share)	$17.32	$21.51	$25.81	$18.28	$21.51	$23.66
Maturity Payment in cash or market value of Intel common stock (excluding coupon payment per ELKS)	$10.00	$10.00	$10.00	$8.50	$10.00	$11.00
Maturity Payment in cash or market value of Intel common stock (including all coupon payments per ELKS)	$10.85	$10.85	$10.85	$9.35	$10.85	$11.85
Return on Intel common stock (excluding cash dividend payments)	-19.50%	0.00%	20.00%	-15.00%	0.00%	10.00%
Return on ELKS (excluding coupon payment)	0.00%	0.00%	0.00%	-15.00%	0.00%	10.00%
Return on Intel common stock (including cash dividend payments)	-17.41%	2.09%	22.09%	-12.91%	2.09%	12.09%
Return on ELKS (including all coupon payments and cash or market value of Intel common stock)	8.50%	8.50%	8.50%	-6.50%	8.50%	18.50%

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors that are initial holders of the ELKS and that hold ELKS and, if applicable, the Underlying Stock received at maturity of the ELKS as capital assets. In general, each coupon payment paid on the ELKS should be divided into two separate components for tax purposes: an interest component and an option premium component. Of the total coupon payable on the ELKS, it is expected that approximately 62% (to be determined on the Pricing Day) will be characterized as the interest component and approximately 38% (to be determined on the Pricing Day) will be

12	ELKS

characterized as the option premium component. These components should be taxed as follows:

O	The interest component should be taxed as ordinary interest income when it is received or accrued in accordance with your method of accounting.

O	The option premium component is not expected to be taxed until sale or maturity of the ELKS.

O

If you receive shares of the Underlying Stock at maturity, you will not recognize any gain or loss and your tax basis in the shares of the Underlying Stock received will be equal to your purchase price for the ELKS minus the entire option premium component received. However, there is no assurance that the IRS will agree with this treatment and you may be required by the IRS to recognize gain if the value of the shares of the Underlying Stock received plus the entire option premium component received is greater than your purchase price for the ELKS.

O

If you receive cash instead of the Underlying Stock at maturity, you will recognize short-term capital gain or loss equal to the amount of cash received at maturity of the ELKS plus the entire option premium component (but not including the interest payment component) and minus your purchase price for the ELKS.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the ELKS should consult his or her tax advisor in determining the tax consequences of an investment in the ELKS.

In the case of a holder of an ELKS that is not a U.S. person, the interest payment made with respect to the ELKS should not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized upon the maturity, sale or other disposition of the ELKS should not be subject to U.S. federal income tax if:

1.	such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

You should refer to the preliminary pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the ELKS as long as either (A) (1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the ELKS or renders investment advice with respect to those assets, and (2) such plan or retirement account is

ELKS	13

paying no more than adequate consideration for the ELKS or (B) its acquisition and holding of the ELKS is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the ELKS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of ELKS by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

In the event you are entitled to receive shares of Intel common stock at maturity of the ELKS, the amount you receive will be subject to adjustment for a number of events that modify Intel Corporation’s capital or corporate structures. You should refer to the section “Description of the ELKS—Dilution Adjustments” in the preliminary pricing supplement related to this offering for more information. However, the amount you will receive at maturity, if applicable, will not be adjusted for all events that may adversely affect the price of Intel common stock, and these other events may have the effect of reducing the amount you will receive at maturity if you receive shares of Intel common stock (or the cash value of those shares at your election).

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the ELKS, either directly or indirectly.

14	ELKS

NOTES

ELKS	15

NOTES

ELKS® is a registered service mark of Citigroup Global Markets Inc.

® 2007 Citigroup Global Markets Inc. Member SIPC. CITIGROUP and the Umbrella Device are trademarks and service marks of Citigroup Inc. and its subsidiaries and are used and registered throughout the world.